                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549


                                    FORM N-8A


                          NOTIFICATION OF REGISTRATION
                      FILED PURSUANT TO SECTION 8(a) OF THE
                         INVESTMENT COMPANY ACT OF 1940

         The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of
Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:


                          FNAL VARIABLE LIFE ACCOUNT I
                                     (Name)

                 c/o First North American Life Assurance Company
                            555 Theodore Fremd Avenue
                               Rye, New York 10580
                     (Address of Principal Business Office)

                                 (914) 921-1020
                     (Telephone Number, including area code)


                                  Joseph Scott
                                    President
                   First North American Life Assurance Company
                            555 Theodore Fremd Avenue
                               Rye, New York 10580
               (Name and address of agent for service of process)

                                   Copies to:

                                 J. Sumner Jones
                              Jones & Blouch L.L.P.
                       1025 Thomas Jefferson Street, N.W.
                                 Suite 405 West
                             Washington, D.C. 20007


Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:
YES      NO   X
    ----    ----
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                                    Form N-8A

Item 1.  Exact name of registrant.

         Registrant's name is "FNAL Variable Life Account I."

Item 2. Name of state under the laws of which registrant was organized or created and the date of such organization or creation.

         Registrant was organized under the laws of the State of New York on May 6, 1997.

Item 3. Form of organization of registrant (for example, corporation, partnership, trust, joint stock company, association, fund).

         Registrant is an insurance company separate account.

Item 4. Classification of registrant (face-amount certificate company, unit investment trust, or management company).

         Registrant is a unit investment trust.

Item 5.  If registrant is a management company:

         (a) state whether registrant is a "closed-end" company or an "open-end" company;

         Not applicable.

         (b) state whether registrant is registering as a "diversified" company or a "non-diversified" company (read Instruction 4(i) carefully before replying).

         Not applicable.

Item 6.  Name and address of each investment adviser of registrant.

         Registrant has no investment adviser.

Item 7. If registrant is an investment company having a board of directors, state the name and address of each officer and director of registrant.

         Not applicable.

Item 8. If registrant is an unincorporated investment company not having a board of directors:

         (a) state the name and address of each sponsor of registrant;

         Registrant's sponsor is First North American Life Assurance Company, 555 Theodore Fremd Ave., Rye, New York 10580.
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         (b) state the name and address of each officer and director of each sponsor of registrant;

         The name and address of each officer and director of First North American Life Assurance Company is as follows:

           NAME                             ADDRESS                           POSITION
           ----                             -------                           --------
           Bruce Avedon                     6601 Hitching Post Lane           Director
                                            Cincinnati, OH 45230

           Kenneth H. Conrad                Somerset House                    Director
                                            378 Commercial Street
                                            Provincetown MA 02657

           John D. DesPrez, III             73 Tremont Street                 Director
                                            Suite 1300
                                            Boston, MA 02108

           Stephanie Elliman                555 Theodore Fremd Avenue         Vice President and Chief
                                            Rye, NY 10580                     Administration Officer

           Ruth Ann Fleming                 205 Highland Avenue               Director
                                            Short Hills, NJ 07078

           Bruce Gordon                     200 Bloor Street East             Director
                                            Toronto, Ontario
                                            Canada M4W 1E5

           Richard C. Hirtle                73 Tremont Street                 Director, Vice President and
                                            Suite 1300                        Treasurer
                                            Boston, MA 02108

           Peter S. Hutchison               200 Bloor Street East             Director
                                            Toronto, Ontario
                                            Canada M4W 1E5

           Tracy A. Kane                    73 Tremont Street                 Secretary and Counsel
                                            Suite 1300
                                            Boston, MA 02108

           Neil M. Merkl                    35-35 161st Street                Director
                                            Flushing, NY 11358

           Robert C. Perez                  Garden Apt. 50                    Director
                                            West 70th Street
                                            New York, NY 10023

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
           NAME                             ADDRESS                           POSITION
           ----                             -------                           --------
           John Richardson                  200 Bloor Street East             Director and Chairman of the
                                            Toronto, Ontario                  Board
                                            Canada M4W 1E5

           James K. Robinson                7 Summit Drive                    Director
                                            Rochester, NY 14620

           Joseph Scott                     73 Tremont Street                 Director and President
                                            Suite 1300
                                            Boston, MA 02108

           John G. Vrysen                   73 Tremont Street                 Director, Vice President and
                                            Suite 1300                        Chief Actuary
                                            Boston, MA 02108

           H. Douglas Wood                  111 West Micheltorena Ave.        Director
                                            Santa Barbara, CA 93101


         (c) state the name and address of each trustee and each custodian of registrant.

         Registrant has no trustee or custodian.

Item 9. (a) State whether registrant is currently issuing and offering its securities directly to the public (yes or no).

         No.

         (b) If registrant is currently issuing and offering its securities to the public through the underwriter, state the name and address of such underwriter.

         Not applicable.

         (c) If the answer to Item 9(a) is "no" and the answer to Item 9(b) is "not applicable," state whether registrant presently proposes to make a public offering of its securities (yes or no).

         Yes.

         (d) State whether registrant has any securities currently issued and outstanding (yes or no).

         No.

         (e) If the answer to Item 9(d) is "yes," state as of a date not to exceed ten days prior to the filing of this notification of registration the number of beneficial owners of registrant's outstanding securities (other than short-term paper) and the name of any company owning 10 percent or more of registrant's outstanding voting securities.

         Not applicable.
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Item 10. State the current value of registrant's total assets.

         Registrant has no assets.

Item 11. State whether registrant has applied or intends to apply for a license to operate as a small business investment company under the Small Business Investment Act of 1958 (yes or no).

         No.

Item 12. Attach as an exhibit a copy of the registrant's last regular periodic report to its securityholders, if any.

         Registrant has not issued a periodic report to security holders.

                                   SIGNATURES

         Pursuant to the requirements of the Investment Company Act of 1940, the sponsor of the registrant has caused this notification of registration to be duly signed on behalf of the registrant in the city of Boston and the state of Massachusetts on the 7th day of August, 1997.


                          Signature: FNAL Variable Life Account I
                                     -------------------------------------------
                                          (Name of Registrant)

                                 By: First North American Life Assurance Company
                                     -------------------------------------------
                                          (Name of Sponsor)

                                 By: /s/ JOSEPH SCOTT
                                     -------------------------------------------
                                          Joseph Scott, President

         [SEAL]


Attest: /s/ TRACY A. KANE
        ----------------------
         Tracy A. Kane